Filed by: Healthcare Trust of America, Inc.

pursuant to Rule 425 Under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Healthcare Trust of America, Inc.

Commission File No.: 001-35568

Healthcare Trust of America Holdings, LP

Commission File No.: 333-190916

PRESS RELEASE

Financial Contact:

Robert Milligan

Chief Financial Officer

Healthcare Trust of America, Inc.

480.998.3478

RobertMilligan@htareit.com

Healthcare Trust of America, Inc. to Commence Exchange Offers and Consent Solicitations for Healthcare Realty Notes in Anticipation of Pending Merger

SCOTTSDALE, Ariz., June 14, 2022 — Healthcare Trust of America, Inc. (“HTA”, NYSE: HTA) announced today that its operating partnership, Healthcare Trust of America Holdings, LP (“HTA OP” and together with HTA, the “Company”) will commence offers to exchange all validly tendered and accepted notes of the series of notes listed below issued by Healthcare Realty Trust Incorporated (“HR”)(the “HR Notes”), for new notes to be issued by HTA OP and guaranteed by HTA as described below (collectively the “HTA Notes”). HTA is making the exchange offers, and on behalf of the combined companies, the solicitation of consents to amend the indenture governing the HR Notes, in anticipation of the pending merger of HTA and HR. HTA OP’s obligations to complete the exchange offers and the solicitation of consents are conditioned upon, among other things, completion of the merger with HR. The merger is expected to be completed on or about July 20, 2022.

The consummation of the exchange offers is subject to, and conditioned upon, the satisfaction or waiver (other than the waiver of the condition requiring consummation of the Merger (as defined in the Prospectus)) of the conditions set forth in HTA’s preliminary prospectus, dated as of June 14, 2022 (the “Prospectus”), including, among other things, (i) the consummation of the Merger, which is currently expected to close on or about July 20, 2022, subject to customary closing conditions and (ii) receipt of valid consents to the proposed amendments from the holders of at least a majority of the outstanding aggregate principal amount of each series of the HR Notes. Tendered HR Notes, and related consents, may be validly withdrawn at any time prior to the expiration date and HTA may terminate or withdraw the exchange offers at any time for any reason.

HR Notes

•

3.875% Senior Notes due May 1, 2025 issued by HR (the “2025 Notes”) for up to an aggregate principal amount of $250,000,000 of new 3.875% Senior Notes due May 1, 2025 issued by HTA OP (the “New 2025 Notes”);

•

3.625% Senior Notes due January 15, 2028 issued by HR (the “2028 Notes”) for up to an aggregate principal amount of $300,000,000 of new 3.625% Senior Notes due January 15, 2028 issued by HTA OP (the “New 2028 Notes”);

•

2.400% Senior Notes due March 15, 2030 issued by HR (the “2030 Notes”) for up to an aggregate principal amount of $300,000,000 of new 2.400% Senior Notes due March 15, 2030 issued by HTA OP (the “New 2030 Notes”);

•

2.050% Senior Notes due March 15, 2031 issued by HR (the “2031 Notes”) for up to an aggregate principal amount of $300,000,000 of new 2.050% Senior Notes due March 15, 2031 issued by HTA OP (the “New 2031 Notes”);

The HTA Notes will be issued under and governed by the terms of a new HTA indenture.

A Registration Statement on Form S-4 (the “Registration Statement”) relating to the issuance of the HTA Notes was filed with the Securities and Exchange Commission (“SEC”) on June 14, 2022, but has not yet been declared effective.

The following table sets forth the Exchange Consideration (as defined herein), Early Participation Premium (as defined herein) and Total Consideration (as defined herein) for each series of HR Notes:

Aggregate Principal Amount ($mm)	Series of HR Notes	CUSIP No.	Series of HTA Notes	Exchange Consideration(1)(2)		Early Participation Premium(1)(2)	Total Consideration(1)(2)(3)
				HTA Notes (principal amount)	Cash	HTA Notes (principal amount)	HTA Notes (principal amount)	Cash
$250	3.875% Senior Notes due 2025	421946AJ3	3.875% Senior Notes due 2025	$970	$1.00	$30	$1,000	$1.00
$300	3.625% Senior Notes due 2028	421946AK0	3.625% Senior Notes due 2028	$970	$1.00	$30	$1,000	$1.00
$300	2.400% Senior Notes due 2030	421946AL8	2.400% Senior Notes due 2028	$970	$1.00	$30	$1,000	$1.00
$300	2.050% Senior Notes due 2031	421946AM6	2.050% Senior Notes due 2031	$970	$1.00	$30	$1,000	$1.00

(1)	Consideration per $1,000 principal amount of HR Notes validly tendered, subject to any rounding.
(2)	The term “HTA Notes” in this column refers, in each case, to the series of HTA Notes corresponding to the series of HR Notes of like tenor and coupon.
(3)	Includes the Early Participation Premium for HR Notes validly tendered prior to the Early Consent Date described below and not validly withdrawn.

In connection with the exchange offers, HTA and HTA OP are also soliciting consents from holders of the HR Notes to amend (the “Proposed Amendments”) the indenture governing the HR Notes to eliminate substantially all of the restrictive covenants in the indenture. If the Proposed Amendments are adopted, the HR Notes will be governed by the amended indenture. Holders of the HR Notes under the amended indenture will no longer receive annual, quarterly and other reports from HR, and will no longer be entitled to the benefits of various covenants and other provisions in the indenture and certain other provisions.

The exchange offers and consent solicitations (together, the “Exchange Offers”) will commence on June 14, 2022 and expire immediately following 5:00 p.m., New York City time, on July 20, 2022, unless extended or terminated (the “Expiration Date”). In exchange for each $1,000 principal amount of the HR Notes that is validly tendered prior to 5:00 p.m., New York City time, on June 28, 2022 (the “Early Consent Date”) and not validly withdrawn, holders will receive the total exchange consideration set out in the table above (the “Total Consideration”), which consists of $1,000 principal amount of the HTA Notes and a cash amount of $1.00. The Total Consideration includes the early participation premium set out in the table above (the “Early Participation Premium”), which consists of $30 principal amount of HTA Notes. In exchange for each $1,000 principal amount of the HR Notes that is validly tendered after the Early Consent Date but prior to the Expiration Date and not validly withdrawn, holders will receive only the exchange consideration set out in the table above (the “Exchange Consideration”), which is equal to the Total Consideration less the Early Participation Premium and so consists of $970 principal amount of the HTA Notes and a cash amount of $1.00.

Each HTA Note will have the same maturity date, accrue interest at the same annual interest rate, have the same interest payment dates, and same redemption terms as the HR Note for which it is exchanged. Each HTA Note received in exchange for the corresponding HR Note will accrue interest from (and including) the most recent date to which interest has been paid on such HR Note; provided, that interest will only accrue with respect to the aggregate principal amount of the HTA Note received, which may be less than the principal amount of the HR Note tendered for exchange. Except as otherwise set forth in the Prospectus (as defined below), payment will not be received for accrued and unpaid interest on the HR Note exchanged at the time of the exchange.

The HTA Notes will be senior unsecured obligations of HTA OP and will rank equally in right of payment with all other existing and future senior indebtedness of HTA OP. The HTA Notes will be guaranteed by HTA. The HTA Notes will be effectively subordinated in right of payment to all of HTA’s existing and future secured indebtedness (to the extent of the value of the collateral securing such indebtedness) and structurally subordinated to all obligations of HTA’s subsidiaries with respect to the assets of such subsidiaries, other than any subsidiaries that may guarantee the HTA Notes in the future.

The closing of the Merger is not conditioned upon the completion of the Exchange Offers. The closing of the Exchange Offers is conditioned upon the completion of the Merger.

The dealer manager for the Exchange Offers is:

Wells Fargo Securities, LLC

550 South Tryon Street, 5th Floor

Charlotte, North Carolina 28202

Attention: Liability Management Group

Collect: (704) 410-4759

Toll Free: (866) 309-6316

Email: liabilitymanagement@wellsfargo.com

The exchange agent and information agent for the Exchange Offers is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Attn: Michael Horthman

Bank and Brokers Call Collect: (212) 269-5550

All Others, Please Call Toll-Free: (800) 334-0384

Email: hr@dfking.com

Requests for copies of the Prospectus can be made directly to the exchange agent and information agent listed above or by visiting the investor relations page of the HTA website at: www.ir.htareit.com.

This press release shall not constitute an offer to sell, or a solicitation of an offer to buy, any of the securities described herein and is also not a solicitation of the related consents. The Exchange Offers may be made only pursuant to the terms and conditions of the Prospectus and the other related materials. A Registration Statement relating to the HTA Notes has been filed with the SEC but has not yet become effective. The HTA Notes may not be sold, nor may offers to buy be accepted, prior to the time the Registration Statement is declared effective by the SEC.

About Healthcare Trust of America, Inc.

Healthcare Trust of America, Inc. (NYSE: HTA) is the largest dedicated owner and operator of medical office buildings in the United States, with assets comprising approximately 26.0 million square feet of gross leasable area, and with $7.8 billion invested primarily in medical office buildings, as of March 31, 2022. HTA provides real estate infrastructure for the integrated delivery of healthcare services in highly-desirable locations. Investments are targeted to build critical mass in 20 to 25 high quality markets that generally have leading university and medical institutions, which generally translates to superior demographics, highly-educated graduates, intellectual talent and job growth. The strategic markets in which HTA invests support a strong, long-term demand for quality medical office space. HTA utilizes an integrated asset management platform consisting of on-site leasing, property management, engineering and building services, and development capabilities to create complete, state of the art facilities in each market. HTA believes this drives efficiencies, strong tenant and health system relationships, and strategic partnerships that result in high levels of tenant retention, rental growth and long-term value creation. Headquartered in Scottsdale, Arizona, HTA has developed a national brand with dedicated relationships at the local level. Founded in 2006 and listed on the New York Stock Exchange in 2012, HTA has produced attractive returns for its stockholders that have outperformed the US REIT index, since inception. More information about HTA can be found on the Company’s Website (www.htareit.com), Facebook, LinkedIn and Twitter.

About Healthcare Realty Trust Incorporated

Healthcare Realty Trust Incorporated (NYSE: HR) is a real estate investment trust that integrates owning, managing, financing and developing income-producing real estate properties associated primarily with the delivery of outpatient healthcare services throughout the United States. As of March 31, 2022, the Company was invested in 263 real estate properties in 23 states totaling 17.9 million square feet and had an enterprise value of approximately $6.1 billion, defined as equity market capitalization plus the principal amount of debt less cash. The Company provided leasing and property management services to 14.8 million square feet nationwide.

Forward-Looking Statements

This press release contains certain forward-looking statements with respect to HTA. Forward-looking statements are statements that are not descriptions of historical facts and include statements regarding management’s intentions, beliefs, expectations, plans or predictions of the future, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Because such statements include risks, uncertainties and contingencies, actual results may differ materially and in adverse ways from those expressed or implied by such forward-looking statements. These risks, uncertainties and contingencies include, without limitation, the following: HTA’s ability to consummate the Merger with HR on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary stockholder approvals and satisfaction of other closing conditions to consummate the Merger; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive merger agreement relating to the Merger; risks related to diverting the attention of HTA and HR management from ongoing business operations; failure to realize the expected benefits of the Merger; significant transaction costs and/or unknown or inestimable liabilities; risks associated with stockholder litigation in connection with the Merger, including resulting expense or delay; the risk that HTA’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; the ability to obtain the expected financing to consummate the Merger; risks related to future opportunities and plans for HTA, including the uncertainty of expected future financial performance and results of the combined company following completion of the Merger; effects relating to the announcement of the proposed transaction or any further announcements or the consummation of the Merger on the market price of HTA’s or HR’s common stock; the possibility that, if the combined company does not achieve the perceived benefits of the Merger as rapidly or to the extent anticipated by financial analysts or investors, the market price of HTA’s common stock could decline; general adverse economic and local real estate conditions; changes in economic conditions generally and the real estate market specifically; legislative and regulatory changes, including changes to laws governing the taxation of REITs and changes to laws governing the healthcare industry; the availability of capital; changes in interest rates; competition in the real estate industry; the supply and demand for operating properties in HTA’s proposed market areas; changes in accounting principles generally accepted in the US; policies and guidelines applicable to REITs; the availability of properties to acquire; the availability of financing; pandemics and other health concerns, and the measures intended to prevent their spread, including the currently ongoing COVID-19 pandemic; and the potential material adverse effect these matters may have on HTA’s business, results of operations, cash flows and financial condition. Additional information concerning HTA and its business, including additional factors that could materially and adversely affect HTA’s financial results, include, without limitation, the risks described under Part I, Item 1A - Risk Factors, in HTA’s 2021 Annual Report on Form 10-K and in HTA’s other filings with the SEC.